August 19, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Rapid Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on: August 9, 2010
File No. : 333-167960

Dear Ms. Magnor:

We represent Rapid Holdings, Inc. (“Rapid Holdings” or, the “Company,” “we,” “us,” or “our”).  By letter dated August 17, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 1 to Registration Statement (the “Registration Statement”) on Form S-1 filed on August 9, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Cover Page

1.	We note the revisions made to the cover page to reflect the format as depicted in the Form S-1 available at www.sec.gov. In accordance with that format, please revise further to do the following:

•	Delete the “A” after “Amendment No. 1 to Form S-1”.
•	Add a telephone number for the registrant’s principal executive office.
•	Include the name of a person who will be the registrant’s agent for service.

Response: All revisions have been made to the cover page as requested.

Risk Factors, page 3

2.
We note that you removed statements such as “we cannot assure you” or there “can be no assurance “from many of the risk factors.  However, certain risk factors still contain this language.  Please remove such statements.

Response: The requested references have been removed from the risk factors.

Competition in the auto loan industry and the emergence of other online auto loan businesses could have a material adverse effect on our business and our results of operations, page 3

3.
We note your disclosure that AutoCash USA and Absolute Title Loans offer services similar to those that you plan to provide.  We also note your disclosure on pages 2 and 9 that you believe that you are the first web based title company.  Please revise the filing to reconcile these two statements.

Response: The Registration Statement on Form S-1/A2 has been revised to removed any disclosures that speak to the Company being the first we based title company.

We will need to hire additional employees as part of our growth strategy, page 3

4.
Please discuss the potential costs associated with hiring additional employees.  Please also reference costs associated with hiring outside web advertising professionals, as disclosed on page 10 of the filing, and any other professionals that you anticipate retaining.

Response: The Registration Statement on Form S-1/A has been revised to disclose the risk of incurring significant payroll costs associated with the hiring of qualified personnel, as discussed in the risk factors, on page 3 and in the Business Description section on page 10.

Selling Shareholders, page 6

5.	Please indicate that the selling shareholders may be deemed underwriters.

Response: The Registration Statement on Form S-1/A has been revised to state that the selling shareholders may be deemed underwriters on page 7.

6.	Please confirm that no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Response: To our knowledge, none of the selling shareholders, or their beneficial owners, are broker-dealers or are affiliated with broker-dealers. The Registration Statement on Form S-1/A has been revised to disclose such information on page 6.

Organization Within Last Five Years, page 9

7.	Please add a defined term for the stock purchase agreement and share exchange, and please use that term consistently throughout the filing when referring to that agreement.

Response: The Registration Statement on Form S-1/A has been revised to define the stock purchase agreement and share exchange as the “Agreement.” Reference to such term is made consistently throughout the Registration Statement.

 Description of Business, page 10

        8.  Please identify terms like NADA, SST, and AST.

Response: The Registration Statement on Form S-1A/2 has been revised to define the requested terms on page 10. The term AST has been removed from the Registration Statement, as we have reconsidered utilizing their services.

Financial Statements, F-1

       9.  Please consider moving the Financial Statements to the end of the prospectus, i.e., to the end of Part I of the filing.

                Response: The Financial Statements have been moved to the end of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales and Growth Assumptions, page 13

10.
We note that you deleted your goals relating to number of applications approved.  For the goals that remain in the filing regarding applications generated and monthly rate of growth, please include disclosure describing why you set your goals at these amounts.

Response: The Registration Statement on Form S-1A/2 has been revised to disclose that we expect 15% of all applications to be approved. Thus, we expect to fund 75 loans if we reach our goal of processing 500 applications in the first month.

Directors, Executive Officers, Promoters and Control Persons, page 15

11.
Please clarify whether the statement that Mr. Barron “currently provides consulting services including risk management and strategic business planning” refers to Mr. Barron’s role with the company.  If so, reorganize Mr. Barron’s biography so that his business experience is listed in reverse chronological order.  Please also include the date that Mr. Barron joined the company, and the time period that he worked for D&B Financial.  In addition, please confirm to us that Mr. Barron currently has no principal occupations or employment other than what is disclosed in the filing.

Response: The Registration Statement on Form S-1/A has been revised to disclose Mr. Barron’s employment history reverse chronological order and to incorporate the dates and time period Mr. Barron was employed with D&B Financial. Mr. Barron currently has no principal occupations or employment other than what is disclosed in the filing. The aforementioned revisions have been made to page 15 of the Registration Statement.

Employment Agreements, page 16

12.
We note your disclosure that pursuant to his employment agreement, Mr. Barron is entitled to be paid a minimum of $500 per month.  Please confirm that Mr. Barron did not receive any compensation during the period ended May 31, 2010, as indicated by the Summary Compensation Table on page 15, or please revise the table as appropriate.

Response: In accordance with Mr. Barron’s employment agreement, we established an accrual for two months of Mr. Anthony Barron’s salary, totaling $1,000, for the period ended May 31, 2010. No cash payments were made to Mr. Barron. In addition, $100 in stock compensation was given to Mr. Daniel Brandt as founder’s shares. The Summary Compensation Table on page 15 has been revised to reflect the accrual to Mr. Barron, as well as the stock payment to Mr. Brandt.

Part II – Information Not Required in the Prospectus, page 28

    13.  Please consider renumbering the pages of Part II to clearly indicate that this section is separate from the prospectus (II-1, II-2, II-3, etc.).

Response: We have renumbered the pages of Part II to clearly indicate that this section is separate from the prospectus, as requested.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin